UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021.

Commission File Number: 001-38628

SILVERCREST METALS INC.
(Exact Name of Registrant as Specified in Charter)

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ⃞  Form 40-F  ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1 through 99.14 to this Form 6-K of SilverCrest Metals Inc. (the "Company") are hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. No. 333-238704) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

Date: February 5, 2021	By:	/s/ Anne Yong
	Name:	Anne Yong
	Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project, effective January 4, 2021
99.2	Consent of Expert - Khosrow Aref
99.3	Consent of Expert - Jarita Barry
99.4	Consent of Expert - David Burga
99.5	Consent of Expert - Robin Kalanchey
99.6	Consent of Expert - Carl Michaud
99.7	Consent of Expert - Humberto Preciado
99.8	Consent of Expert - Eugene Puritch
99.9	Consent of Expert - William Stone
99.10	Consent of Expert - Andrew J. Turner
99.11	Consent of Expert - Michael Verreault
99.12	Consent of Expert - Scott Weston
99.13	Consent of Expert - Yungang Wu